                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 2)

                       Intek Diversified Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

   Common Stock, $0.01 par value                   458134 10 3
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)


                          Howard Chatzinoff, Esq.
                        Weil, Gotshal & Manges LLP
                             767 Fifth Avenue
                            New York, NY 10153
                              (212) 310-8000
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 18, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 18 Pages)

 CUSIP No.       458134 10 3             13D           Page 2 of 18


     1     NAME OF REPORTING PERSON:    Securicor International Limited

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 3 of 18


     1     NAME OF REPORTING PERSON:    Security Services plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 4 of 18


     1     NAME OF REPORTING PERSON:    Securicor Group plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No.       458134 10 3             13D           Page 5 of 18


     1     NAME OF REPORTING PERSON:    Securicor plc

           S.S. OR I.R.S. IDENTIFICATION NO.   N/A
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United Kingdom
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       937,042
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  937,042
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       937,042
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4%

    14     TYPE OF REPORTING PERSON:    CO

     This amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Securicor International Limited ("Securicor International") with respect to its ownership of common stock, par value $.01 per share (the "Common Stock"), of Intek Diversified Corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 2.  Identity and Background
              -----------------------

          Item 2 is hereby amended and supplemented by the addition of the following information:

          (a) - (c) Securicor International, Security Services plc ("Security Services"), Securicor Group plc ("Securicor Group"), and Securicor plc ("Securicor") (collectively, the "Corporations") are each corporations formed under the laws of England and Wales. The address of the principal place of business of each of the Corporations is Sutton Park House, 15 Carshalton Road, Sutton, Surrey SM1 4LD, United Kingdom. The principal businesses of Security Services, Securicor Group and Securicor are as holding companies which, through their subsidiaries, are engaged in the transportation and care of cash and valuables; cash processing; security guards and patrols; monitoring and response services; custodial services; container transport, contract distribution and warehouse management, express parcels, freight haulage, document delivery and mail services; vehicle fleet management; contract hire and fuel services; computer services; the manufacture, sale, installation and maintenance of communications products; mobile communications; the provision of communications systems networks; hotels; recruitment services; and insurance.

          The name, business address and principal occupation or employment of each of the directors and executive officers of Securicor, Securicor Group, Securicor Services and Securicor International are as follows:

                                     TABLE A
                                     -------
                  Securicor, Securicor Group, Security Services
                           and Securicor International

                                                      Principal
                                     Position with    Occupation or
      Name and Business Address      Securicor        Employment
      -------------------------      ---------        ----------


      Nigel Edward Griffiths LLB     Group Legal      Group Legal
      Sutton Park House              Director and     Director and
      15 Carshalton Road             Company          Company
      Sutton, Surrey SM1 4LD, U.K.   Secretary        Secretary of
                                                      Securicor

      Roger Sydney William Hale      Group Chief      Group Chief
      Wiggs                          Executive        Executive of
      Sutton Park House                               Securicor
      15 Carshalton Road
      Sutton, Surrey SM1 4LD, U.K.


      Dr. Edmund Alan Hough          Chief            Chief Executive,
      Sutton Park House              Executive,       Communications
      15 Carshalton Road             Communications   Division of
      Sutton, Surrey SM1 4LD, U.K.   Division         Securicor


      Patrick David Howes            Chief            Chief Executive,
      Sutton Park House              Executive,       Distribution
      15 Carshalton Road             Distribution     Division of
      Sutton, Surrey SM1 4LD, U.K.   Division         Securicor


      Sir David Neil MacFarlane      Non-executive    Non-executive
      54 Marsham Court               Chairman         Chairman of
      London, SW1P 4JZ                                Securicor


      Henry William McKay            Chief            Chief Executive,
      Sutton Park House              Executive,       Security
      15 Carshalton Road             Security         Services
      Sutton, Surrey SM1 4LD, U.K.   Services         Division of
                                     Division         Securicor

      Christopher Charles            Group Financial  Group Financial
      Shirtcliffe                    Director         Director of
      Sutton Park House                               Securicor
      15 Carshalton Road
      Sutton, Surrey SM1 4LD, U.K.

      James Drake Birrell            Non-executive    Retired
      Kinnesswood Greenroyd Avenue   Director (1)
      Skircoat Green
      Halifax, West Yorkshire HX3
      0JN, U.K.


      Richard Alexander Graves       Non-executive    Retired
      80 Eccleston Square            Director (1)
      London SW1V 1PP, U.K.


      Anthony Victor Alexander       Non-executive    Retired
      1 St. Germans Place            Director (1)
      London SE3 0NH, U.K.


      Sir Peter Michael Imbert       Non-executive    Retired
      36 Washington Court            Director (1)
      Overton Road
      Sutton, Surrey SM2 6RB, U.K.

     (1)  Does not hold any position with Securicor International.

          The following persons are directors and executive officers of Securicor International only (and not of Securicor, Securicor Group or Security Services) in addition to those listed above in Table A:


                                     TABLE B
                                     -------

                             Securicor International

      Name and Business        Position with        Principal
      Address                  Securicor            Occupation or
                                                    Employment

      Ann Irene Perkins        Development          Development
      Sutton Park House        Director, Security   Director, Security
      15 Carshalton Road       Services Division    Services Division
      Sutton, Surrey SM1 4LD,                       of Securicor
      U.K.


      Richard George Hawkins   Finance Director,    Finance Director,
      Sutton Park House        Security Services    Security Services
      15 Carshalton Road       Division             Division of
      Sutton, Surrey SM1 4LD,                       Securicor
      U.K.

      Andrew Gillon Nicol      Director,            Director,
      Jardine Securicor        Securicor            Securicor
      Limited                  International        International
      B8 Solemar Villas,
      Silver Cape Road
      Clearwater Bay,
      Kowloon, Hong Kong


      Irene Lavinia Elizabeth  Personnel Director,  Personnel Director
      Cowden                   Securicor Cash       of Securicor,
      Sutton Park House        Services             Securicor Cash
      15 Carshalton Road                            Services
      Sutton, Surrey SM1 4LD,
      U.K.


      Charles Edward James     Managing Director,   Managing Director,
      Wenham                   Securicor Europe     Securicor Europe
      Sutton Park House
      15 Carshalton Road
      Sutton, Surrey SM1 4LD,
      U.K.

     (d) - (e) During the last five years, none of the Corporations and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) To the knowledge of the Corporations, each of the individuals identified pursuant to Paragraphs (a) through (c) is a citizen of the United Kingdom.

     Item 4.   Purpose of the Transaction.
               --------------------------

               Item 4 is hereby amended and supplemented by the addition of the following information:

               Securicor Communications Limited ("Securicor
     Communications"), an affiliate of the Corporations and a direct or indirect subsidiary of each of Security Services, Securicor Group and Securicor, has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of June 18, 1996, with the Issuer. If the transactions contemplated by the Stock Purchase Agreement are consummated, Securicor Communications will receive 25,000,000 shares of Common Stock in exchange for all of the issued and outstanding securities (other than certain preferred shares) of Securicor Radiocoms Limited ("Securicor Radiocoms"), as subsidiary of Securicor Communications. The Stock Purchase Agreement supersedes the Letter of Intent previously filed with Amendment No. 1 to the Schedule 13D.

               Separately, the Issuer has entered into a Sale of Assets and Trademark License Agreement (the "Asset Sale Agreement"), dated as of June 18, 1996, with Simmonds Capital Limited ("Simmonds Capital") and Midland International Corporation ("Midland"), an indirect, wholly-owned subsidiary of Simmonds Capital. If the transactions contemplated by the Asset Sale Agreement are consummated, the Issuer will acquire a certain license from Midland and will also acquire certain intangible assets, in exchange for the issuance of 2,500,000 shares of Common Stock to Simmonds Capital.

               The respective closings under each of the Stock Purchase Agreement and the Asset Sale Agreement are conditioned on each other, and the closing of both such agreements will result in the combination of (i) the narrowband wireless technology and manufacturing operations of Securicor Radiocoms, (ii) the air time services business of Roamer One, Inc., a subsidiary of the Issuer, and (iii) the U.S. Land Mobile Radio business of Midland (transactions (i), (ii) and (iii) being referred to, collectively, as the "Business Combinations").

               The consummation of the transactions contemplated by the Stock Purchase Agreement (and as a result the consummation of all of the Business Combinations) is subject to numerous contingencies and conditions that are not within the control of the Corporations, including, among other things, (a) the approval of the Issuer's shareholders, (b) the Issuer having a specified minimum number of constructed Land Mobile Radio systems under management, (c) Securicor Communications having received certain United Kingdom tax clearances,
     (d) satisfaction or waiver of other conditions, including the absence of a material adverse change in the parties' respective businesses and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and (e) consummation of the transactions contemplated by the Asset Purchase Agreement. Reference is hereby made to Article VII of the Stock Purchase Agreement, attached as Exhibit (2) to this Schedule 13D, with respect to the conditions to closing under the Stock Purchase Agreement.

               Upon the consummation of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons will beneficially own an aggregate of 25,937,042 shares of Common Stock, or approximately 67.2% of the 38,625,278 issued and outstanding shares of Common Stock on a pro forma basis.

               Except as set forth herein, the Corporations have no present plans or proposals which relate to or would result in any of the events required to be disclosed under this Item 4.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               Item 5 is hereby amended and supplemented by the addition of the following information:

               (a) As of June 18, 1996, the Controlling Entities beneficially owned the following shares of Common Stock:

                    (i) Securicor International is the direct owner of 937,042 shares of Common Stock. The 937,042 shares represent approximately 8.4% of the 11,125,278 outstanding shares of Common Stock.

                    (ii) By virtue of its ownership of all of the outstanding shares of Securicor International, Security Services is for purposes of this Schedule 13D a beneficial owner of all the shares of Common Stock beneficially owned by Securicor International.

                    (iii) By virtue of its ownership of all of the outstanding shares of Security Services, Securicor Group is for purposes of this Schedule 13D a beneficial owner of all the shares of Common Stock beneficially owned by Security Services.

                    (iv) By virtue of its ownership of all of the outstanding shares of Securicor Group, Securicor is for purposes of this Schedule 13D a beneficial owner of all the shares of Common Stock beneficially owned by Securicor Group.

               (b) Security Services, Securicor Group and Securicor, as the direct and indirect sole stockholders of Securicor International, can control Securicor International's voting and dispositive powers with respect to the 937,042 shares of Common Stock beneficially owned by Securicor International. As a result, Security Services, Securicor Group and Securicor have taken the position that they each have sole voting and dispositive power with respect to all of such shares.

               (c)  Not applicable.

               (d)  Not applicable.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------

               with Respect to Securities of the Issuer.
               ----------------------------------------

               Item 6 is hereby amended and supplemented by the addition of the following information:

               There are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer (i) among any of the persons identified pursuant to Item 2 above, and (ii) between (a) any of the persons identified pursuant to Item 2 and (b) any other person, other than the following agreements:

               On June 18, 1996, the Issuer and Securicor Communications entered into the Stock Purchase Agreement, pursuant to which Securicor Communications will acquire 25,000,000 shares of Common Stock in exchange for all of the shares of Securicor Radiocoms (except certain preferred shares). Among other things, the Stock Purchase Agreement provides, as a condition to closing, for the election to the Issuer's board of directors of nominees designated by Securicor Communications and the removal or resignation from such board of directors of such persons as may be designated by Securicor Communications. See Item 4.

               On June 18, 1996, the Issuer, Securicor Communications, Simmonds Capital, Roamer One Holdings, Inc. and Securicor International entered into a Voting Agreement pursuant to which each party agreed to vote, at any meeting of the holders of the Common Stock until the earlier of the closing under the Stock Purchase Agreement or the termination of the Stock Purchase Agreement in accordance with its terms, in support of the transactions contemplated by the Stock Purchase Agreement and against any action or agreement that would result in any breach of any covenant, representation or warranty or any other obligation of the Issuer under the Stock Purchase Agreement. In addition, the parties to the Voting Agreement agreed, during the two-year period following the consummation of the transactions contemplated by the Stock Purchase Agreement, to vote their respective shares in favor of one nominee to the Issuer's board of directors to be designated by Roamer One Holdings, Inc.

               The Stock Purchase Agreement and the Voting Agreement are filed herewith as Exhibits (2) and (4), respectively.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               The following are filed herewith as exhibits to this
     Schedule 13D:

               (1) Press Release, dated June 18, 1996, of the Issuer, Simmonds Capital and Securicor

               (2) Stock Purchase Agreement, dated June 18, 1996, between the Issuer and Securicor Communications

               (3) Joint Acquisition Agreement, dated June 28, 1996, by and among Securicor Communications, Securicor International, Security Services, Securicor Group and Securicor

               (4) Voting Agreement, dated June 18, 1996, between Securicor Communications and Securicor International

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR INTERNATIONAL LIMITED


     Date:  June 28, 1996          /s/ Nigel Griffiths
                                   -----------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ------------------------
                                   Name/Title

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURITY SERVICES PLC


     Date:  June 28, 1996          /s/ Nigel Griffiths
                                   ----------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ------------------------
                                   Name/Title

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR GROUP PLC


     Date:  June 28, 1996          /s/ Nigel Griffiths
                                   ----------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ------------------------
                                   Name/Title

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   SECURICOR PLC


     Date:  June 28, 1996          /s/ Nigel Griffiths
                                   ------------------------
                                   Signature



                                   Nigel Griffiths/Director
                                   ------------------------
                                   Name/Title

                                  EXHIBIT INDEX

     Exhibit No.              Exhibit
     -----------              -------
          (1) Press Release, dated June 18, 1996, of the Issuer, Simmonds Capital and Securicor

          (2) Stock Purchase Agreement, dated June 18, 1996, between the Issuer and Securicor Communications

          (3) Joint Acquisition Agreement, dated June 28, 1996, by and among Securicor Communications, Securicor
                    International, Security Services, Securicor Group and Securicor

          (4) Voting Agreement, dated June 18, 1996, between Securicor Communications and Securicor International

     NYFS01...:\73\73273\0003\5288\SCH6216L.28A